SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

21 AUGUST 2003

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD ISSUES R2 BILLION BOND



(Incorporated in the Republic of South Africa)
(Registration Number: 1944/017354/06)
ISIN Number:ZAE000043485
JSE Share Code: ANG
NYSE Ticker: AU
For immediate release

News Release

CORPORATE AFFAIRS DEPARTMENT
16th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
Tel: (+27 11) 637-6385 or Fax: (+27 11) 637-6399/6400
/CAD/AGO
Date 21 August 2003

ANGLOGOLD ISSUES R2 BILLION BOND

AngloGold Limited today launched a R2 billion bond due 28 August 2008. AngloGold's debut bond issue was placed with a wide spread of domestic institutional investors.

The bond was launched at a spread of 118 basis points to the R194 government bond at a fixed semi-annual coupon of 10.5%. The bond is listed on the Bond Exchange of South Africa.

The bond has not and will not be registered under the United States Securities Act of 1933 and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the United States Securities Act of 1933.

Details of the bond issue are as follows:
- Issue Date: 21 August 2003
- Settlement Date: 28 August 2003
- Bond Exchange Code: AG01
- Nominal: R2 billion
- Maturity Date: 28 August 2008
- Coupon: Fixed semi-annual at 10.5%
- Coupon date: 28 August and 28 February
- Books close date: 18 August and 18 February
- Status: Senior unsecured
- Covenants: Negative pledge and cross default
- Law: South African
- Denominations: R1 million

Queries:
www.anglogold.com

South Africa	**Tel:**	**Mobile:**	**E-mail:**
Steve Lenahan	+27 11 637 6248	+27 83 308 2200	slenahan@anglogold.com
Alan Fine	+27 11 637 6383	+27 83 250 0757	afine@anglogold.com
Shelagh Blackman	+27 11 637 6379	+27 83 308 2471	skblackman@anglogold.com
Europe & Asia			
Tomasz Nadrowski		+1 917 912 4641	tnadrowski@anglogold.com
USA			
Charles Carter	(Toll free) 800 417 9255		
	+1 212 750 7999		cecarter@anglogold.com
Australia			
Andrea Maxey	+61 8 9425 4604	+61 438 001 393	amaxey@anglogold.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 21 AUGUST 2003

By: /s/ C R BULL

Name: C R Bull
Title: Company Secretary